Exhibit 99.1
PRESS RELEASE

Cascades Inc.	Telephone: 819 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: 819 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com
Cascades Closes its Burnaby Containerboard Mill
September 20, 2011 — Kingsey Falls, Quebec - Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces today that its Norampac division will close its containerboard mill located in Burnaby (British Colombia).
The Burnaby mill has an annual capacity of 128,000 short tons and specializes in the production of 100% recycled linerboard, medium and gypsum. Nearly 100 employees will be affected by the closure, which will be effective on December 1, 2011 at the latest. The mill’s production will be redirected progressively towards other Norampac facilities.
“This decision was made to mitigate the negative impact of several factors such as the strength of the Canadian dollar, as well as very high labour and recycled fibre costs. In addition, the mill’s profitability has been below our expectations for a few years and we could not pursue our operations under such conditions” stated Marc-Andre Dépin, President and Chief Executive Officer of Norampac.
At the same time, Norampac’s management also announced that it has reached an agreement with regard to the sale of its Burnaby property.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs close to 11,000 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

For further information:	Source
Media	Marc-André Dépin President and Chief Executive Officer, Norampac
Hubert Bolduc
Vice-President, Public Affairs and Communications
514-912-3790

Investors
Didier Filion
Director, Investor Relations
514-282-2697